EXHIBIT 99.1

Innate Pharma First Quarter 2020 Report

  Cash, cash equivalents and financial assets of the Company amounted to €206.9 millioni
  First patient dosed in avdoralimab (anti-C5aR) Phase II clinical trial in COVID-19 patients with severe pneumonia
  First patient dosed in IPH5201 Phase I clinical trial in advanced solid tumors
  New efficacy data from Phase Ib/II monalizumab and cetuximab combination in IO-pretreated head and neck patients to be presented at ASCO20 Virtual Scientific Program

MARSEILLE, France, May 12, 2020 (GLOBE NEWSWIRE) -- Innate Pharma SA (the “Company” - Euronext Paris: FR0010331421 – IPH; Nasdaq: IPHA) today announced its revenue and cash position for the three-month period ended March 31, 2020.

“During this quarter, we have maintained momentum with our pipeline as well as ensuring business continuity despite this challenging and unprecedented time,” said Mondher Mahjoubi, Chief Executive Officer, Innate Pharma. “As an agile company with potential molecules in our pipeline that could make an impact in the fight against COVID-19, we have initiated the FORCE Phase II trial evaluating avdoralimab in COVID-19 patients with severe pneumonia with the goal of helping improve their prognosis. Additionally, we look forward to sharing new efficacy data on the Phase Ib/II monalizumab and cetuximab combination in IO-pretreated head and neck patients at the ASCO20 Virtual Scientific Program. We are committed to executing across our pipeline programs and pursuing innovative therapies for high unmet patient populations.”

First quarter of 2020 and recent pipeline highlights:

COVID-19 Impact:

As we navigate the COVID-19 pandemic, we are dedicated to supporting our patients, our employees and their families, and the communities where we live and work.

Currently, there is varying impact to our pipeline assets in relation to COVID-19, as outlined below. The COVID-19 pandemic could impair our ability to achieve our product development or commercialization objectives in the timeframes we had expected.

We are closely monitoring the rapidly evolving environment and will continue to provide relevant information on our COVID-19 web page as the situation evolves.

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iIncluding short term investments (€16.3 million) and non-current financial instruments (€33.9 million).

Lumoxiti, a first-in-Class marketed product in-licensed from AstraZeneca for the treatment of relapsed or refractory hairy cell leukemia:

  In January, we announced that the European Medicines Agency (EMA) validated the Marketing Authorization Application (MAA) for Lumoxiti.
  In March 2020, the Biologics License Application for Lumoxiti was transitioned from AstraZeneca (LSE/STO/NYSE: AZN) to Innate. The transition is on track to be completed in 2020.
  Due to the COVID-19 pandemic, widespread restrictions and social distancing measures have limited opportunities for in-person marketing of Lumoxiti to oncology healthcare professionals and access to physicians causing interruptions of treatments for patients.   As a result, the rate of new Lumoxiti patients has slowed which is expected to impact 2020 sales.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

  At the ASCO20 Virtual Scientific Conference, new efficacy data will be presented from a Phase II expansion cohort of IO-pretreated patients.
  · ASCO abstract (Abstract #6516, Poster#177), entitled “Combination of Monalizumab and Cetuximab in Patients with Recurrent or Metastatic Head and Neck Squamous Cell Cancer Previously Treated with Platinum-based Chemotherapy and PD-(L)1 Inhibitors.”
  The advancement of monalizumab in combination with cetuximab to a Phase III trial in IO-pretreated patients suffering from recurrent or metastatic (R/M) squamous cell carcinoma of the head and neck (SCCHN) is expected in 2020.
  A controlled, randomized, study will explore monalizumab, amongst other treatment arms, to investigate the potential efficacy versus standard of care against COVID-19 in cancer patients with mild symptoms. This study is sponsored by Centre Léon Bérard, Lyon.

Lacutamab (IPH4102, anti-KIR3DL2 antibody):

  In January, the French and UK regulatory agencies agreed the lacutamab TELLOMAK trial could resume recruitment in Sézary syndrome and mycosis fungoides patients. In all other geographies, no new patients may be enrolled in the trial until a new Good Manufacturing Practice (GMP)-certified batch is available. Currently enrolled patients can continue treatment in the trial except in Italy.
  · New batches of drug product have been successfully manufactured. A new clinical GMP-certified batch is on track to be available in the second half of 2020.
  · The Company is progressing PTCL in alternative clinical development pathways and therefore, has taken the decision to stop the PTCL cohort in the TELLOMAK study.
  Due to slower clinical trial recruitment as a result of the regulatory status of TELLOMAK, compounded by the COVID-19 pandemic, potential delays in clinical development timelines may occur. The Company will provide an update in due time.

Avdoralimab (IPH5401, anti-C5aR antibody):

  The first patient was dosed in a randomized, double-blind, placebo-controlled, FORCE clinical trial, evaluating the safety and efficacy of its anti-C5aR antibody, avdoralimab, in COVID-19 patients with severe pneumonia.
  · The Phase II trial is supported by an exploratory translational study, EXPLORE, which suggests that patients who progress towards severe COVID-19 disease exhibit an increase of the C5a/C5aR pathway.
  A controlled, randomized, study will explore avdoralimab, amongst other treatment arms, to investigate the potential efficacy versus standard of care against COVID-19 in cancer patients with pneumonia. This study is sponsored by Centre Léon Bérard, Lyon.

IPH5201 (anti-CD39 antibody), partnered with AstraZeneca:

  In February 2020, the multicenter, open-label, dose-escalation Phase I trial started, which is evaluating IPH5201 as monotherapy or in combination with durvalumab (anti-PD-L1) with or without oleclumab (anti-CD73) in advanced solid tumors.
  · The Phase I clinical trial evaluating IPH5201 in adult patients with advanced solid tumors has reactivated, following a temporary pause due to the COVID-19 pandemic.

Post-period events:

  Following the dosing of the first patient on March 9, 2020 in the IPH5201 Phase I clinical trial, AstraZeneca made a $5.0 million milestone payment in April to Innate Pharma. In May, Innate made a €2.7 million milestone payment to Orega Biotech SAS pursuant to Innate’s exclusive licensing agreement.

Financial results:

Cash, cash equivalents and financial assets of the Company amounted to €206.9 million as of March 31, 2020. At the same date, financial liabilities amounted to €19.3 million.

During the first quarter of the year 2020 notably:

  A $15.0m (€13.4m) milestone payment was made to AstraZeneca in January 2020 following the submission by AstraZeneca of the Marketing Authorization Access relating to the commercialization of Lumoxiti in Europe.

  A €5.8m adverse variance in the fair value of our financial instruments was booked, resulting from the impact of the COVID-19 crisis on the financial markets.

Revenues for the first three-months of 2020 amounted to €19.3 million (€13.9 million for the same period in 2019). For the three-month period ended March 31, 2020, revenue from collaboration and licensing agreements mainly results from the spreading of the initial payments received under our agreements with AstraZeneca.

About Innate Pharma:

Innate Pharma S.A. is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s commercial-stage product, Lumoxiti, in-licensed from AstraZeneca in the US, EU and Switzerland, was approved by the FDA in September 2018. Lumoxiti is a first-in-class specialty oncology product for hairy cell leukemia (HCL). Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of NK cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Innate Pharma is a public company listed in compartment B of Euronext’s regulated market in Paris (Euronext: IPH - ISIN: FR0010331421) and in the Nasdaq Global Select Market (Nasdaq: IPHA).

Disclaimer:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investor relations Innate Pharma Danielle Spangler Tel.: +1 917 608 1134 Danielle.Spangler@innate-pharma.fr Jérôme Marino Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com